Exhibit 99.1

Hiscox EU Pan-European Transformation Goes Live in Germany with Sapiens Solutions in the Cloud

Sapiens accelerates Hiscox’s vision to build a European specialist insurer to create an ecosystem of customers, brokers and partners

November 30, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services industry, announced today that international specialist insurer Hiscox EU has gone live in Germany with Sapiens IDITSuite for Property & Casualty and Sapiens Intelligence, implemented in the cloud. Sapiens’ flexible core platform and managed services provides Hiscox with operational efficiency, scalability, sustained profitability and enables the insurer to adapt to increased regulatory pressure. The go-live is expected to boost productivity in Hiscox Germany by about 25% by 2025.

Part of the Hiscox Group, Hiscox EU embarked on a multi-year IT strategy, which will enable the company to deliver on their vision to build a European specialist insurer with over EUR 1.5 billion of premium and a more connected ecosystem of customers, brokers and partners. The go-live in Germany is the first phase, with an additional five countries in Europe to follow.

“Legacy systems put our business at risk by limiting our ability to quickly adapt to market evolution. When we realized our technology no longer supports our business, our positive experience with Sapiens in Asia Pacific and the UK accelerated our drive for change. This transformation will equip us with the critical tools we need to succeed and meet our vision in the coming years,” said Robert Dietrich, Hiscox EU CEO.

“With so many new channels of competition in the insurance industry, pace of change is a competitive advantage,” said Roni Al-Dor, Sapiens President and CEO. “Sapiens core suite, combined with our data intelligence offering implemented in the cloud, have ensured that Hiscox secures that advantage with long-term sustainability and profitability.”

Sapiens IDITSuite for Property & Casualty is a component-based, standalone software solution comprised of policy, billing & accounting and claims solutions. IDITSuite supports end-to-end core operations and processes for the non-life (general) insurance from inception to renewal and claims. Its pre-integrated, fully digital suite offers customer and agent portals, business intelligence, as well as a suite of tools for testing new lines of business, products and services.

Sapiens Intelligence SmartStore is an intelligent data store that unifies and houses data and intelligently transforms it into an insurance-domain set of business logical models for complex and in-depth analytics.

Sapiens Managed Services feature holistic, 24/7 support and maintenance services. Sapiens experts leverage monitoring tools for proactive infrastructure management to empower customers to focus on core business objectives, eliminating IT bottlenecks.

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About Hiscox

Hiscox, headquartered in Bermuda, is an international specialist insurance group listed on the London Stock Exchange (LSE: HSX). There are three main underwriting parts of the Group – Hiscox London Market, Hiscox UK and Europe and Hiscox International. Hiscox London Market underwrites mainly internationally traded business in the London Market – generally large or complex business which needs to be shared with other insurers or needs the international licenses of Lloyd’s. Hiscox UK and Hiscox Europe offers a range of specialist insurance for professionals and business customers, as well as high net worth individuals. Hiscox International includes operations in Bermuda, Guernsey and USA. For further information, visit www.hiscoxgroup.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life and pension markets, the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

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Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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